

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2022

Sandra Boenisch
Principal Financial Officer
ANAVEX LIFE SCIENCES CORP.
630 5th Avenue, 20th Floor
New York , NY 10111

> **Re: ANAVEX LIFE SCIENCES CORP.**
> **10-K filed November 24, 2021**
> **File No. 001-37606**

Dear Ms. Boenisch:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences